Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
THREE MONTHS ENDED
MARCH 31, 2004

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

1ST Franklin is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending activities include the purchase of sales finance contracts from various dealers and in making first and second mortgage loans on real estate to homeowners who wish to improve their property or who wish to restructure their financial obligations.  The business is operated through a network of 203 branch offices located in the states of Alabama, Georgia, Louisiana, Mississippi and South Carolina.  During the second quarter of this year, eight additional offices are scheduled to be opened in Mississippi.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life coverage to help assure the remaining loan balances are repaid if borrowers die before the loans are repaid or they may request accident and health coverage to help continue loan payments if borrowers become sick or disabled for an extended period of time.  Customers may also choose property coverage to protect the values of loan collateral against damage, theft or destruction.  We write the various insurance products as an agent for a non-affiliated insurance company.  Our wholly-owned insurance subsidiaries reinsure the insurance written from the non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with the applicable state and federal laws and regulations.

Financial Condition:

The Company experienced a slight decline in overall assets during the first quarter of 2004 as compared to December 31, 2003, mainly due to an $8.4 million (4%) decrease in net receivables (gross receivables less unearned finance charges).  A decrease in the Company’s net receivables during the first quarter of each year is not uncommon, as our loan originations are typically slowest during this period.  As the year progresses, loan originations are expected to increase, which typically results in higher net receivables.

Cash and cash equivalents rose $7.0 million (42%) at March 31, 2004 as compared to December 31, 2003.  This increase is attributed to funds provided from loan repayments and funds provided from the Company's insurance operations.

The Company's investment portfolio consists mainly of U.S. Treasury bonds, Government Agency bonds and various municipal bonds   A significant portion of these investment securities have been designated as “available for sale” (56% as of March 31, 2004 and 62% as of December 31, 2003) with any unrealized gain or loss accounted for in the equity section of the Company’s balance sheet, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated  “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Funds received on an account receivable balance due at December 31, 2003 resulted in other assets decreasing $.8 million or 7%.

Overall liabilities decreased $3.1 million (1%) during the quarter just ended as compared to the prior year-end mainly as a result of the disbursement of the prior year’s accrued incentive bonus and the Company’s annual contribution to the employee profit sharing plan.

Results of Operations:

Total revenues were $23.9 million during the quarter ended March 31, 2004 as compared to $22.5 million during the same quarter a year ago, representing a 7% increase.  Although revenues rose, net income declined $.7 million (26%) during the comparable periods as a result of higher operating costs.

Net Interest Income

Net interest income is a key performance driver for a lending institution such as the Company.  It represents the margin between earnings on loans and investments and interest paid on senior and subordinated debt. Changes in the Company's interest margin are influenced by factors such as the level of average net receivables outstanding and the interest income associated therewith, capitalized loan origination costs, and borrowing costs.  Net interest income increased $1.3 million (9%) during the quarter ended March 31, 2004, as compared to the same period a year ago.

Interest income grew $1.3 million or 8% during the quarter just ended as compared to the same quarter in 2003, mainly due to a higher level of average net receivables.  Average net receivables were $229.5 million at March 31, 2004 as compared to $212.9 million at March 31, 2003.  The increase in interest income was the primary factor in the aforementioned increase in the Company’s net interest margin.

Although our average debt level on senior and subordinated debt rose to $191.5 million during the quarter ended March 31, 2004, as compared to $183.0 million during the same quarter a year ago, the lower interest rate environment has allowed us to reduce our interest expense slightly.  Average interest rates on outstanding borrowings decreased to 3.7% for the quarter ended just ended as compared to 3.5% for the same period a year ago.

Recent economic indicators suggest interest rates may begin to rise later this year, and any such increase may negatively impact our net interest margin.  However, we do not anticipate that rates will increase significantly and do not project a major impact on our margin.

Insurance Income

Net insurance income during the comparable periods increased $.2 million or 4%.  Higher levels of insurance in-force and lower loss ratios are attributed with the increase.  Insurance revenues generally account for approximately a third of the overall revenues of the Company.

Provision for Loan Losses

One of major factors in the aforementioned decrease in net income during the quarter ended March 31, 2004 as compared to the same period a year ago was an increase in the Company’s provision for loan losses. The provision for loan losses reflects the level of net charge-offs and adjustments to the allowance for loan losses, which we believe is sufficient to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.  Net charge-offs increased $.4 million (17%) during the three-month period ended March 31, 2004 as compared to the same period in 2003.  Primarily as a result of the higher charge-offs, our provision for loan losses increased $.5 million (19%) during the same comparable period.

We continually monitor the credit-worthiness of the loan portfolio.  Additions will be made to the allowance for losses when we deem it appropriate to protect against probable losses in the current portfolio.

Other Operating Expenses

A $1.5 million (11%) increase in other operating expenses also contributed to the aforementioned decrease in net income during the comparable.  Higher personnel expense and costs associated with the Company’s computer conversion were the main causes of the increase.

Personnel expense rose $1.1 million (14%) during the quarter just ended as compared to the same quarter a year ago.  An increase in our employee base and merit salary increases effective February 1, 2004 were the main causes of the increase.  Also contributing were increases in the accrual for employee incentive awards and higher employee insurance costs.

As previously disclosed in our 2003 quarterly reports and the Company’s 2003 annual report, we are in the process of converting our branch office loan accounting system to a new service provider.  The project began during the third quarter of 2002 and was divided into two phases.  Phase one involved the conversion of our investment center to the new system, which was completed on October 3, 2003.  Phase Two involves the conversion of our branch office network and accounting system.  The scope of the project has been a major undertaking for the Company.  We are implementing a data communication network, which will link all the branch offices in our five-state territory on the new system.  We are working with the new service provider to assist them in developing their existing system to meet the needs of the consumer finance industry.  Training on the new system began at the end of January 2004.  Prior to conversion, all employees will have completed extensive training.  Although a date for the actual switch to processing on the new system is contingent on development and testing being completed, we hope to finish the project prior to the end of the current year.   During the quarter just ended, costs associated with the conversion was the primary cause of other miscellaneous expenses increasing $.5 million or 15% as compared to the quarter ended March 31, 2003.  The conversion could have a negative impact on the operating results for the remainder of 2004; however, we are diligently working to insure a smooth transition and to minimize any adverse operating results.

Effective income tax rates were 21% and 18% during the quarters ended March 31, 2004 and 2003, respectively.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The tax rates are also below statutory rates due to certain benefits provided by law to life insurance companies, which reduced the effective tax rate of the Company’s insurance subsidiary.

Quantitive and Qualitative Disclosures about Market Risk:

As previously discussed, the lower interest rate environment has enabled the Company to reduce interest expense during the current year.  Although rates may begin to increase, we believe rates will remain below prior year levels during the remainder of the year.  There has been no change during the current year that is expected to have a material impact on our exposure to changes in market conditions.  Please refer to the market risk analysis discussed in our annual report on Form 10-K as of and for the year ended December 31, 2003 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of March 31, 2004 and December 31, 2003, the Company had $23.9 million and $16.9 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust.  As of March 31, 2004, the Company had $999,986 in demand deposits with Liberty Bank & Trust.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of March 31, 2004 and December 31, 2003, respectively, 89% and 93% of the Company’s cash and cash equivalents and investment securities were maintained in our insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2003, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had statutory surplus of $22.2 million and $24.5 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2004 without prior approval of the Georgia Insurance Commissioner is approximately $6.9 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of debt securities.  Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities program, the Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of $21.0 million and is scheduled to expire on September 25, 2004.  The Company expects to renew this credit agreement when it expires, but there can be no assurance that the lender will renew this credit facility upon the same or similar terms, or at all, or that any replacement will be available to the Company in such event. Available borrowings under the agreement were $21.0 million at March 31, 2004 and December 31, 2003.

Other:

There are five legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been removed to Federal District Court. In two of the cases, the Company has been dismissed from the court proceedings but motions to compel arbitration have been granted. Management believes that it is too early to assess the Company's potential liability in connection with the five suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.

A more detailed summary of the aforementioned legal proceedings appears in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, under Part II, Item 1.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Recent Accounting Pronouncements:

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN No. 46, as revised,  was adopted January 1, 2004 by the Company and, as the Company does not have any investments in entities that qualify as Variable Interest Entities, this adoption did not have a significant impact on the Company's financial statements.

Critical Accounting Policies:

The accounting and reporting policies of 1st Franklin and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry.  The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition, accounting for securities, loans, insurance claims reserve and income taxes.  In particular, 1st Franklin's accounting policies relating to the allowance for loan losses revenue recognition are the most complex.

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts, however, state regulations often allow interest refunds to be made according to the Rule of 78's method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company are reinsured by the property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health policies written by the Company are reinsured by the life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health policies are earned based on an average of the pro-rata method and the effective yield method.

Different assumptions in the application of these policies could result in material changes in the consolidated financial position or consolidated results of operations. Please refer to Note 1 in the "Notes to Consolidated Financial Statements" in the Company’s Form 10-K as of and for the year ended December 31, 2003 for details regarding all of the Company’s critical and significant accounting policies.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors, which could cause future results to differ from expectations, are, but are not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation and other factors referenced elsewhere in our filings with the Securities and Exchange Commission.

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
	2004	2003
	(Unaudited)	(Audited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 23,934,173	$ 16,911,082

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	200,275,777 30,181,636 28,106,145 258,563,558 29,054,383 15,996,236 13,815,085 199,697,854	211,202,608 31,520,134 26,678,509 269,401,251 31,519,343 17,904,814 13,515,085 206,462,009

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	32,111,495 25,677,331 57,788,826	36,124,485 22,039,894 58,164,379

OTHER ASSETS	10,556,803	11,330,260

TOTAL ASSETS	$291,977,656	$ 292,867,730

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 147,384,137	$ 148,204,014
OTHER LIABILITIES	13,806,169	16,743,750
SUBORDINATED DEBT	44,760,506	44,075,934
Total Liabilities	205,950,812	209,023,698

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value; 2,000 shares

authorized; 1,700 shares outstanding

Non-Voting Shares; no par value; 198,000 shares

authorized; 168,300 shares outstanding as of

March 31, 2004 and December 31, 2003

	170,000 --	170,000 --
Accumulated Other Comprehensive Income	1,245,956	1,051,078
Retained Earnings	84,610,888	82,622,954
Total Stockholders' Equity	86,026,844	83,844,032

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$291,977,656	$ 292,867,730

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended
	March 31
	(Unaudited)
	2004	2003

INTEREST INCOME	$16,817,557	$ 15,547,218
INTEREST EXPENSE	1,730,605	1,749,288
NET INTEREST INCOME	15,086,952	13,797,930

Provision for Loan Losses	3,263,229	2,738,038

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,823,723	11,059,892

NET INSURANCE INCOME Premiums Insurance Claims and Expenses	6,932,240 1,381,097 5,551,143	6,747,223 1,404,826 5,342,397

OTHER REVENUE	190,402	172,134

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	9,196,840 1,887,819 3,972,574 15,057,233	8,067,936 1,766,376 3,462,539 13,296,851

INCOME BEFORE INCOME TAXES	2,508,035	3,277,572

Provision for Income Taxes	531,058	590,421

NET INCOME	1,976,977	2,687,151

RETAINED EARNINGS, Beginning of Period	82,622,954	78,657,682
Distributions on Common Stock	(10,957)	104,000
RETAINED EARNINGS, End of Period	$84,610,888	$81,240,833

BASIC EARNINGS PER SHARE: Voting Common Stock; 1,700 shares Outstanding all periods Non-Voting Common Stock; 168,300 shares Outstanding all periods	$11.63 $11.63	$15.81 $15.81

See Notes to Consolidated Financial Statements

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1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31
	(Unaudited)
	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 1,976,977	$ 2,687,151

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Prepaid Income Taxes

Other, net

Decrease in miscellaneous assets

Decrease in Accounts Payable

and Accrued Expenses

Net Cash Provided

	3,263,229 412,639 (84,195) 34,931 978,388 (2,862,046) 3,719,923	2,738,038 331,912 (5,286) 11,400 956,101 (2,926,503) 3,792,811

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Purchases of marketable debt securities Principal payments on securities Redemptions of marketable debt securities Other, net Net Cash Used	(39,133,899) 42,634,825 (4,479,442) 18,935 5,012,500 (625,403) 3,427,516	(36,318,257) 36,703,375 (2,750,535) 41,445 2,912,500 (498,709) 89,819

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in Senior Debt Subordinated debt issued Subordinated debt redeemed Distributions refunded (paid) Net Cash Provided	(819,877) 1,979,861 (1,295,289) 10,957 (124,348)	2,704,262 1,695,368 (2,985,002) (104,000) 1,310,628

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,023,091	5,193,258

CASH AND CASH EQUIVALENTS, beginning	16,911,082	20,464,259

CASH AND CASH EQUIVALENTS, ending	$ 23,934,173	$ 25,657,517

Cash Paid during the period for: Interest Income Taxes	$ 1,732,344 68,100	$ 1,758,650 156,500

See Notes to Consolidated Financial Statements

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-NOTES-

Note 1 - Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 2003 and for the year then ended included in the Company's December 31, 2003 Annual Report.

In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 2004 and December 31, 2003, the results of its operations for the three months ended March 31, 2004 and 2003, and its cash flows for the three months ended March 31, 2004 and 2003.  While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Impact of Recently Issued Accounting Standards

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46, as revised, was adopted January 1, 2004 by the Company and as the Company does not have any investments in entities that qualify as Variable Interest Entities, the adoption did not expected to have a significant impact on the financial statements.

Note 3 - Allowance for Loan Losses
An analysis of the allowance for the three month periods ended March 31, 2004 and 2003 is shown in the following table:
	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 13,515,085 3,263,229 (4,165,692) 1,202,463 $ 13,815,085	$ 12,195,000 2,738,038 (3,642,231) 1,105,448 $ 12,396,255

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Note 4 - Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of March 31, 2004		As of December 31, 2003
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury Securities And obligations of U.S. government Corporations and Agencies Obligations of states and Political subdivisions Corporate securities	$ 7,134,184 23,070,166 385,842 $ 30,590,192	$ 7,326,398 24,101,135 683,962 $ 32,111,495	$ 7,957,147 26,442,242 386,454 $ 34,785,843	$ 8,073,693 27,419,961 630,831 $ 36,124,485
Held to Maturity: U.S. Treasury Securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,722,051 18,949,000 1,006,280 $ 25,677,331	$ 5,849,236 19,784,479 1,060,374 $ 26,694,089	$ 4,267,834 16,764,427 1,007,633 $ 22,039,894	$ 4,334,247 17,518,420 1,066,231 $ 22,918,898

Note 5 – Commitments and contingencies

There are five legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been moved to Federal District Court, and action is being taken to compel arbitration. In two of the cases, the Company has been dismissed from the actions and motions to compel arbitration have been granted.  Management believes that it is too early to assess the Company's potential liability in connection with the five suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 19% and 18% during the three-month periods ended March 31, 2004 and 2003, respectively. The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to certain benefits provided by law to life insurance companies which reduces the effective tax rates and due to investments in tax exempt bonds held by the property insurance company.

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Note 7 – Other Comprehensive Income

Comprehensive income was $2,171,855 for the three-month period ended March 31, 2004, as compared to $2,696,190 for the same period in 2003

Accumulated other comprehensive income consists solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  During the quarters ended March 31, 2004 and 2003, the Company recorded $194,878 and $9,039 in other comprehensive income, respectively.

Note 8 – Related party transactions

Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust ("Liberty").  The Company also had $999,986 in demand deposits with Liberty at March 31, 2004.

The Company also engages from time to time in other transactions with related parties.  Please refer to the "Related Parties" disclosure in our Annual Report on Form 10-K as of and for the year ended December 31, 2003 for additional information on related party transactions.

Note 9 - Segment Financial Information
The following table summarizes assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in Thousands)
Segment Revenues: 3 Months ended 3/31/04 3 Months ended 3/31/03	$ 2,555 2,744	$ 4,998 6,961	$ 4,804 6,703	$ 2,843 3,197	$ 2,075 2,243	$ 17,275 21,848
Segment Profit: 3 Months ended 3/31/04 3 Months ended 3/31/03	$ 693 570	$ 2,874 3,142	$ 3,001 3,073	$ 1,566 1,209	$ 598 463	$ 8,732 8,457
Segment Assets: 3/31/04 3/31/03	$ 28,881 25,123	$ 64,478 65,098	$ 64,580 61,161	$ 38,845 32,274	$ 24,417 19,326	$ 221,201 202,982

		3 Months Ended 3/31/04 (in 000's)	3 Months Ended 3/31/03 (in 000's)
Reconcilement of Profit: Profit per segments Corporate earnings not allocated Corporate expenses not allocated Income Taxes not allocated Net Income		$ 8,732 (1,432) (4,792) (531) $ 1,977	$ 8,457 294 (5,473) (591) $ 2,687

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BRANCH OPERATIONS
Jack R. Coker	Senior Vice President
J. Michael Culpepper	Vice President
Kay S. Lovern	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Bert Brown	Brian Gray	Bonnie Letempt	Dale Palmer
Ronald Byerly	Jack Hobgood	Mike Lyles	Hilda Phillips
Debbie Carter	Bruce Hooper	Jimmy Mahaffey	Henrietta Reathford
Rick Childress	Jerry Hughes	Roy Metzger	Michelle Rentz
Bryan Cook	Janice Hyde	Brian McSwain	Pat Smith
Jeremy Cranfield	Judy Landon	Harriet Moss	Gaines Snow
Joe Daniel	Jeff Lee	Mike Olive	Les Snyder
Donald Floyd	Tommy Lennon	Melvin Osley	Marc Thomas
Shelia Garrett

BRANCH OPERATIONS

ALABAMA
Alexander City	Clanton	Fayette	Jasper	Pelham	Sylacauga
Andalusia	Cullman	Florence	Moulton	Prattville	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Russellville (2)	Tuscaloosa
Athens	Dothan	Hamilton	Opp	Scottsboro	Wetumpka
Bessemer	Enterprise	Huntsville (2)	Ozark	Selma
Center Point

GEORGIA
Adel	Carrollton	Dallas	Griffin (2)	McDonough	Stockbridge
Albany	Cartersville	Dalton	Hartwell	Milledgeville	Swainsboro
Alma	Cedartown	Dawson	Hawkinsville	Monroe	Sylvania
Americus	Chatsworth	Douglas (2)	Hazlehurst	Montezuma	Sylvester
Athens (2)	Clarkesville	Douglasville	Helena	Monticello	Thomaston
Bainbridge	Claxton	East Ellijay	Hinesville (2)	Moultrie	Thomson
Barnesville	Clayton	Eastman	Hogansville	Nashville	Tifton
Baxley	Cleveland	Eatonton	Jackson	Newnan	Toccoa
Blakely	Cochran	Elberton	Jasper	Perry	Valdosta (2)
Blue Ridge	Colquitt	Flowery Branch	Jefferson	Pooler	Vidalia
Bremen	Commerce	Forsyth	Jesup	Richmond Hill	Villa Rica
Brunswick	Conyers	Fort Valley	LaGrange	Rome	Warner Robins
Buford	Cordele	Gainesville	Lavonia	Royston	Washington
Butler	Cornelia	Garden City	Lawrenceville	Sandersville	Waycross
Cairo	Covington	Georgetown	Madison	Savannah	Waynesboro
Calhoun	Cumming	Glennville	Manchester	Statesboro	Winder
Canton	Dahlonega	Greensboro

LOUISIANA
Alexandria	DeRidder	Jena	Marksville	New Iberia	Pineville
Crowley	Franklin	Lafayette	Morgan City	Opelousas	Prairieville
Denham Springs	Houma	Leesville	Natchitoches

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville *	Forest	Hernando *	Magee	Oxford	Senatobia *
Bay St. Louis	Grenada	Houston	McComb	Pearl	Starkville *
Booneville *	Gulfport	Iuka *	New Albany *	Picayune	Tupelo
Carthage	Hattiesburg	Jackson	Newton	Ripley *	Winona
Columbia	Hazlehurst	Kosciusko

SOUTH CAROLINA
Aiken	Columbia	Greenville	Lexington	North Charleston	Spartanburg
Anderson	Conway	Greenwood	Lugoff	Orangeburg	Summerville
Cayce	Dillon	Greer	Marion	Rock Hill	Sumter
Charleston	Easley	Lancaster	Newberry	Seneca	Union
Chester	Florence	Laurens	North Augusta	Simpsonville	York
Clemson	Gaffney

* Note: Scheduled to open second quarter of 2004

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation

Ben F. Cheek, IV Vice Chairman

Lorene M. Cheek Homemaker

Jack D. Stovall President, Stovall Building Supplies, Inc.

Dr. Robert E. Thompson Physician, Toccoa Clinic

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

A. Jarrell Coffee Executive Vice President and Chief Operating Officer

Phoebe P. Martin Executive Vice President - Human Resources

Lynn E. Cox Area Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303